CONSENT OF TETRA TECH CANADA INC.

The undersigned hereby consents to the inclusion of information related to the mineral properties of the SilverCrest Metals Inc. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Mineral Resource Estimate for the Cruz de Mayo Property, Sonora, Mexico”, dated August 15, 2015, as amended September 15, 2015;
(b)	the technical report entitled “Technical Report on the Las Chispas Property, Sonora, Mexico”, dated October 26, 2016;
(c)	the technical report entitled “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, dated April 23, 2018, as amended May 9, 2018;
(d)	the disclosure related to the Las Chispas Property in the Management’s Discussion and Analysis of the Company for the year ended December 31, 2016 and the three months ended December 31, 2016;
(e)	the disclosure related to the Las Chispas Property in the Management’s Discussion and Analysis of the Company for the three months ended March 31, 2017;
(f)	the disclosure related to the Las Chispas Property in the Management’s Discussion and Analysis of the Company for the three and six months ended June 30, 2017;
(g)	the disclosure related to the Las Chispas Property in the Management’s Discussion and Analysis of the Company for the three and nine months ended September 30, 2017;
(h)	the disclosure related to the Las Chispas Property in the Management’s Discussion and Analysis of the Company for the three months ended March 31, 2018;
(i)	the disclosure related to the Las Chispas Property and the Cruz de Mayo Property in the Amended Annual Information Form of the Company for the year ended December 31, 2017;
(j)	the disclosure related to the Las Chispas Property in the News Release of the Company dated February 26, 2018;
(k)	the disclosure related to the Las Chispas Property in the News Release of the Company dated May 29, 2018;
(l)	the disclosure related to the Las Chispas Property in the News Release of the Company dated June 12, 2018;
(m)	the disclosure related to the Las Chispas Property in the News Release of the Company dated July 10, 2018; and
(n)	the disclosure related to the Las Chispas Property in the News Release of the Company dated July 24, 2018 (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

TETRA TECH CANADA INC.

/s/ Scott Martin
Name: Scott Martin, P. Eng.
Title: Regional Manager

Date: August 9, 2018